SCHEDULE 14A INFORMATION

                 Proxy Statement Pursuant to Section 14(a) of
            the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                          HEARTLAND BANCSHARES, INC.
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               (Name of Registrant as Specified In Its Charter)

                               BARRETT ROCHMAN
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   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11.
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         pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act
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    paid previously.  Identify the previous filing by registration statement
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


                               PROXY STATEMENT
                                      OF
                              BARRETT R. ROCHMAN
                                P.O. BOX 3074
                          CARBONDALE, ILLINOIS 62902

                    SOLICITATION OF PROXIES IN OPPOSITION
             TO PROXIES TO BE SOLICITED BY THE BOARD OF DIRECTORS
                                FOR USE AT THE
                     1998 ANNUAL MEETING OF SHAREHOLDERS
                                      OF
                          HEARTLAND BANCSHARES, INC.


                                   GENERAL

     This Proxy Statement and the enclosed BLUE PROXY are being sent to the holders of common stock of Heartland Bancshares, Inc. in connection with the solicitation by Mr. Barrett R. Rochman of proxies to be voted at the upcoming 1998 Annual Meeting of Shareholders of Heartland Bancshares, and at any and all adjournments of such meeting. You will be notified of the exact date, time and location of the 1998 Annual Meeting through a written Notice of Annual Meeting of Shareholders which you will receive from Heartland Bancshares at such time as the details for the 1998 Annual Meeting have been publicly released.

      I intend to request management to provide me with a copy of Heartland Bancshares' shareholders list. If Management refuses to provide to me any of this information, I will deliver this Proxy Statement and the accompanying BLUE PROXY to Heartland Bancshares for prompt forwarding to Heartland Bancshares' shareholders. Heartland then will mail my proxy materials to shareholders in accordance with applicable federal securities laws.

     Based upon Heartland's most recent quarterly report filed with the Securities and Exchange Commission ("SEC") there were approximately 876,875 shares of common stock, $.01 par value per share, of Heartland Bancshares outstanding as of the close of business on November 8, 1997. Each share of Heartland Bancshares is entitled to one vote on each matter to be considered at the Annual Meeting. The address of Heartland Bancshares' principal office is 318 South Park Avenue, Herrin, Illinois 62948.

     Assuming management solicits proxies for use at the 1998 Annual Meeting of Shareholders, you will receive two different proxy statements, each with its own accompanying form of proxy, in connection with the 1998 Annual Meeting of Shareholders of Heartland Bancshares. These will be VERY DIFFERENT in that both the Board of Directors of Heartland Bancshares and I will be separately attempting to obtain authority from you in order to vote your shares in accordance with our respective recommendations. You are receiving this Proxy Statement and the enclosed BLUE PROXY from me. In the event that management solicits proxies for use at the Annual Meeting, you also will receive a separate proxy statement and a proxy card from the Board of Directors of Heartland similar to the way you received such materials last year. I encourage you to sign and return only the enclosed BLUE PROXY and NOT the proxy card which you may receive from Heartland.

     If you do sign, date and return a BLUE PROXY to me and if you also sign and return a proxy card to Heartland Bancshares, only the most recently dated proxy card will be counted. You may NOT use the BLUE PROXY to vote for certain matters and also use the proxy card that may be sent to you by the Board of Directors of Heartland to vote for other matters. ONLY ONE PROXY WILL BE COUNTED AND USED AT THE 1998 ANNUAL MEETING OF SHAREHOLDERS.

     I am soliciting proxies for use at the 1998 Annual Meeting (i) to vote in favor of the election of either David A. Burns or me, or both of us, to the Board of Directors of Heartland Bancshares; (ii) to vote in favor of my shareholder proposal pertaining to the recommendation to Heartland Bancshares' Board of Directors to hire an investment banking firm to make specific recommendations to the Board of Directors in order to enhance shareholder value; and (iii) to vote in my discretion on such other matters that may properly be presented at the 1998 Annual Meeting.

     I urge you to vote FOR the election of David A. Burns and me as directors of Heartland Bancshares and FOR my proposal with regard to hiring an investment banking firm to suggest actions designed to enhance the value of our Heartland shares. I urge you to sign, date and return the enclosed BLUE PROXY as soon as possible, even if you plan to attend the 1998 Annual Meeting.

     IMPORTANT -- PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED BLUE PROXY AND RETURN IT TO ME AS SOON AS POSSIBLE IN THE SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE PROVIDED. WHEN YOU RECEIVE A PROXY CARD FROM THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES RELATING TO THE 1998 ANNUAL MEETING OF SHAREHOLDERS, PLEASE DO NOT SIGN OR RETURN IT TO HEARTLAND BANCSHARES BECAUSE IF YOU DO SO, IT MAY REVOKE ANY PROXY THAT YOU RETURN TO ME. YOU MAY REVOKE A BLUE PROXY BY MERELY SIGNING AND RETURNING A NEW PROXY (DATED SUBSEQUENT TO ANY PREVIOUS PROXY), BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR BY SENDING ME A WRITTEN NOTICE OF REVOCATION OF YOUR PROXY AT THE ADDRESS SHOWN ON PAGE 1.

     REMEMBER -- ONLY THE LATEST DATED PROXY THAT YOU SIGN AND RETURN WILL BE VALID AND WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

     REASONS THAT I AM SOLICITING PROXIES

     I have determined to seek a position on the Board of Directors in an effort to encourage:

     -     the Board to reduce the amount of directors' fees paid

     - to focus its attention on improving the financial performance of Heartland Bancshares

     -     to maximize all shareholders' investments in Heartland Bancshares.

     I believe that I can serve the best interests of the shareholders of Heartland Bancshares. My interests as the second largest shareholder of Heartland should, I believe, be closely aligned with the interests of shareholders of Heartland Bancshares as a whole. Accordingly, I requested the Board of Directors of Heartland Bancshares to include me on their slate of director nominees for election at the 1998 Annual Meeting of Shareholders. To date, the Board has not done so. Therefore, I will nominate myself for election as a director at the 1998 Annual Meeting. I believe that the interests of all shareholders will be best served by my election to Heartland Bancshares' Board of Directors since I will be committed to making efforts to enhance the value of Heartland Bancshares' common stock. As a further indication of my interest in serving you - the shareholders of Heartland Bancshares - I will waive my director's fees until Heartland earns at least 1% on its assets.

     I believe that the directors are not operating Heartland Bancshares in a manner that is adequately enhancing the value of Heartland Bancshares' common stock. My most significant concerns include: (i) the excessive directors' fees paid to directors, (ii) the low return on shareholders' equity, and (iii) the low return on total assets.

     Based upon Heartland's proxy statement for last year's annual meeting, the directors receive about $900 each month in director's fees from Heartland Bancshares and Heartland National Bank. That is almost $11,000 a year. I think those fees are too high and based, in part, upon a comparison of the director's fees paid by financial institutions in nearby communities, I would like to see the director's fees reduced.

     Representatives of the following financial institutions provided the information below as to their director's fees:

     1. First National Bank of Steelville pays each director $8,400 a year in director's fees.

     2. The Bank of Herrin pays director's fees of approximately $6,000 a year to each director.

     3. First National Bank and Trust Company of Carbondale pays each director approximately $8,000 a year in director's fees.

     With respect to Heartland's financial performance, based upon the financial information contained in Heartland's most recent quarterly report filed with the SEC, on an annualized and undiluted basis for the first nine months of 1997, Heartland Bancshares had a return on total assets of less than 0.3% and had a return on shareholder's equity of approximately 4.27%. I believe that a bank should earn a return on total assets of at least 1% annually. On January 20, 1998, the Chicago Sun Times reported that, as of September 30, 1997, the national average return on assets for banks in the United States was 1.24%. Additionally, I believe that Heartland should be providing shareholders with a return on our equity of somewhere between 10% and 15% per year, not the less than 5% that Heartland had.

     I need your support in order to elect David A. Burns and me to the Board of Directors of Heartland Bancshares. I am genuinely interested in Heartland Bancshares and, if elected as a director, I will make every effort to enhance the value of your Heartland Bancshares' stock.

     I beneficially own 69,924 of the outstanding shares of common stock of Heartland Bancshares, but I disclaim ownership of 1,426 shares owned by my wife. David A. Burns beneficially owns 5,000 shares of common stock of Heartland Bancshares, which are owned by The Burns Partnership. Based upon the most recent quarterly report filed by Heartland with the SEC, there are 876,875 shares of common stock of Heartland Bancshares are outstanding. As such, the shares that I own represent approximately 7.8% of the outstanding shares of common stock of Heartland Bancshares, and David A. Burns' shares represent approximately 0.60% of the outstanding shares of common stock of Heartland Bancshares. As such, based upon information filed by or with respect to Heartland, I am the largest shareholder of Heartland Bancshares other than Heartland's Employee Stock Ownership Plan. Based upon the same information, I presently own more shares of common stock of Heartland Bancshares than any current director or officer owns. Based upon the Proxy Statement used in connection with the 1997 Annual Meeting of Heartland, the directors and officers of Heartland (a group of eight individuals) beneficially own in the aggregate 199,000 shares of Heartland, or 22.7%, of the common stock of Heartland.

                            ELECTION OF DIRECTORS

     The By-Laws of Heartland provide that the Board of Directors of Heartland Bancshares is comprised of six directors divided into three classes as nearly equal in number as possible. The directors of each class are elected to serve for a term of three years and until their successors have been elected or qualified. One class is to be elected annually by the shareholders of Heartland Bancshares. Based upon this, a class of two directors is to be elected at the upcoming 1998 Annual Meeting for a term expiring at the Annual Meeting in the year 2001.

     The Articles of Incorporation of Heartland Bancshares do not permit cumulative voting by shareholders. The two nominees receiving the highest number of votes will be elected as directors. Since I intend to vote only for David A. Burns and myself for election as directors (and assuming that I receive a sufficient number of proxies to elect David A. Burns and myself to the Board), David A. Burns and I will be elected as directors. David A. Burns and I have agreed to serve as directors of Heartland Bancshares if elected.

     Since only a shareholder's LATEST DATED PROXY will be counted at the Annual Meeting, a shareholder choosing to vote by proxy for David A. Burns and my election as directors by using the enclosed BLUE PROXY may not use the proxy card that may be provided by the Board of Directors of Heartland Bancshares to vote for any of the two directors that may be nominated by the Board of Directors of Heartland Bancshares. IN ADDITION, A SHAREHOLDER CANNOT USE THE PROXY CARD THAT MAY BE PROVIDED BY THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES TO VOTE FOR DAVID A. BURNS OR ME.

     In the event that David A. Burns and I are elected to the Board of Directors, we would obtain only a minority representation on the Board. Since we would constitute a minority of Heartland Bancshares' Board of Directors, if elected, the adoption of any measures aimed at reducing directors' fees or at enhancing the value of Heartland Bancshares' common stock would require the approval of at least two of the other directors of Heartland Bancshares.

     Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR the election of David A. Burns and me as directors of Heartland Bancshares.

                           APPROVAL OF MY PROPOSAL

     I intend to submit to management the proposal set forth below for consideration by the shareholders of Heartland Bancshares at the upcoming 1998 Annual Meeting. Additionally, I also intend to submit to management of Heartland Bancshares a statement in support of my proposal. Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR the shareholder proposal.

     At the 1998 Annual Meeting, I intend to propose that the shareholders of Heartland Bancshares adopt the following resolution:

My Shareholder Proposal
-----------------------

          RESOLVED, that the shareholders of Heartland Bancshares, present in person or by proxy, recommend that the Board of Directors (a) engage the services of an investment banking firm or other appropriate consultant which specializes in financial institutions to make recommendations to the Board of Directors as to specific actions designed to improve earnings of Heartland Bancshares and enhance shareholder values, and (b) prepare a report regarding the investment banking firm's recommendations, at reasonable expense, for distribution to shareholders within six months of the 1998 Annual Meeting of Shareholders.

My Statement in Support of My Proposal
--------------------------------------

     I believe that Heartland Bancshares' financial performance recently has been very disappointing. In its most recent quarterly report filed with the SEC, Heartland Bancshares had net income for the third quarter of 1997 of only $30,000, or $0.04 cents a share, compared to 1996 third quarter net income of $295,000, or $0.36 cents a share. Based upon the financial information contained in such report, on an annualized and undiluted basis for the first nine months of 1997, Heartland had a return on total assets of less than 0.3% and had a return on shareholders' equity of approximately 4.27%. I feel these results are unacceptable, and I have been unhappy with Heartland's performance since it became a public company in June, 1996. I believe a bank should earn a return on total assets of at least 1% annually. On January 20, 1998, the Chicago Sun Times reported that, as of September 30, 1997, the national average return on assets for banks in the United States was 1.24%. Further, the Office of the Comptroller of the Currency ("OCC") reported that the return on assets for the national banking industry for the second quarter of 1997 was 1.32%. Accordingly, Heartland's return on assets on an annualized basis for the first nine months of 1997 was approximately 75% below the national average for 1997. Additionally, I believe that Heartland should be providing shareholders with a return on our equity of somewhere between 10% and 15% per year. The OCC also reported that the return on equity for the national banking industry for the second quarter of 1998 was 15.27%.

     I believe that the Board of Directors should hire an investment banking firm or other appropriate consultant to assist the Board in taking action designed to improve earnings and shareholder values at Heartland. Accordingly, I urge you to vote in favor of my proposed resolution. Please note, however, that if my resolution is approved by shareholders, it would recommend that the Board of Directors take certain action but not mandate any action.

     Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR my proposed resolution. The affirmative vote of a majority of the shares represented at the 1998 Annual Meeting is required to approve my proposed resolution.

                        CERTAIN INFORMATION CONCERNING
                      BARRETT ROCHMAN AND DAVID A. BURNS

     My principal occupation is the real estate investment business, and I am Managing Partner of S.I. Securities and N.I. Securities. My real estate investment business represents parties throughout the State of Illinois who own real estate valued at over $500 million. A portion of my real estate investment activities includes the tax certificate business. I have over 30 years of experience as a real estate investor. I am 55 years old and both my office and home are located in Carbondale, Illinois, where I have lived for the past 35 years. My business address is P.O. Box 3074, Carbondale, Illinois 62902. The shares of Heartland

Bancshares' common stock that I beneficially own are owned as follows: (i) I beneficially own 66,498 shares directly; and (ii) the Barrett Rochman Family Investment beneficially owns 2,000 shares, over which I have shared voting and investment power with my wife, Marilyn Rochman. Additionally, Marilyn Rochman beneficially owns 1,426 shares directly, but I disclaim any beneficial interest in such shares owned by Mrs. Rochman. The address for the Barrett Rochman Family Investment is P.O. Box 3074, Carbondale, Illinois 62902. Based upon information available to me, the shares beneficially owned by me constitute approximately 7.8% of the outstanding voting shares of Heartland Bancshares.

     David A. Burns' principal occupation is real estate and securities investment business. He is the President of Southern Illinois Systems, Inc., which is the general partner of The Burns Partnership, and is a Director of E.C. Development Corp. Mr. Burns graduated from the University of Illinois with Highest Honors with a Bachelor of Science in Finance. Mr. Burns has over 10 years experience in his field. Mr. Burns is 35 years old and his home and office are located in Carbondale, Illinois, where he has lived for most of his life. His business address is One Burns Woods, Carbondale, Illinois 62901. The shares of Heartland Bancshares common stock that he beneficially owns are held by The Burns Partnership. Based upon the information available to me, the shares beneficially owned by David A. Burns constitute approximately 0.60% of the outstanding voting shares of Heartland Bancshares.

     Neither David A. Burns nor I, nor any of our associates, (i) are, or within the past year have been, a party to any contract, arrangement or understanding with any person with respect to any securities of Heartland Bancshares, (ii) have, or during the past two years had, a direct or indirect interest in any transaction or series of similar transactions or in any currently proposed transaction or series of proposed transactions to which Heartland Bancshares, or any of its subsidiaries, was or is to be a party,
(iii) have any arrangement or understanding with any person with respect to any future transactions to which Heartland Bancshares or any of its affiliates will or may be a party, or (iv) have any arrangement or understanding with any person with respect to future employment by Heartland Bancshares or its affiliates. I, or companies that I control, have had loans outstanding to Heartland National Bank since the beginning of its last fiscal year. The total outstanding principal balance of my loans was approximately $192,800 as of February 11, 1998. All of these loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Neither David A. Burns, nor companies he controls, have any loans outstanding with Heartland National Bank.

     Neither David A. Burns nor I have any arrangement or understanding with any other person or persons pursuant to which either of us has been nominated as a director of Heartland Bancshares. Neither David A. Burns nor I, nor any of our associates, have any interest in the matters to be voted upon at the 1998 Annual Meeting other than an interest, if any, as shareholders of Heartland Bancshares.

     I estimate that my total expenditures relating to my solicitation of proxies will be approximately $25,000 (including, without limitation, costs related to attorneys, printing, transportation and other costs incidental to the solicitation). Total cash expenditures to date relating to this solicitation have been approximately $11,000. If elected as a director, I intend to seek reimbursement of these expenses from Heartland Bancshares. I do not know if the Board of Directors will submit my reimbursement request to a vote of shareholders of Heartland Bancshares.

     During the past two years, I have made the following purchases and sales of Heartland Bancshares' common stock:

     (1)  On June 28, 1996, I purchased 1,426 shares of Heartland Bancshares.
     (2) On June 28, 1996, Marilyn Rochman, my wife, purchased 1,426 shares of Heartland Bancshares.
     (3)  On July 1, 1996, I purchased 5,000 shares of Heartland Bancshares.
     (4)  On July 2, 1996, I purchased 6,000 shares of Heartland Bancshares.
     (5)  On July 8, 1996, I purchased 4,000 shares of Heartland Bancshares.
     (6)  On July 9, 1996, I purchased 4,000 shares of Heartland Bancshares.
     (7)  On July 10, 1996, I purchased 4,000 shares of Heartland Bancshares.
     (8)  On July 11, 1996, I purchased 7,400 shares of Heartland Bancshares.
     (9)  On July 11, 1996, I purchased 3,000 shares of Heartland Bancshares.
     (10) On July 15, 1996, I purchased 5,500 shares of Heartland Bancshares.
     (11) On July 17, 1996, I purchased 6,000 shares of Heartland Bancshares.
     (12) On July 23, 1996, I purchased 1,715 shares of Heartland Bancshares.
     (13) On July 30, 1996, I purchased 3,000 shares of Heartland Bancshares.
     (14) On July 31, 1996, I purchased 1,000 shares of Heartland Bancshares.
     (15) On August 26, 1996, I purchased 3,000 shares of Heartland
          Bancshares.
     (16) On September 6, 1996, the Barrett Rochman Family Investment purchased 2,000 shares of Heartland Bancshares for which no funds of mine were used.
     (17) On September 18, 1996, I transferred 7,570 of his shares of Heartland Bancshares to the Boo Rochman Charitable Corporation.
     (18) On September 18, 1996, I transferred an aggregate of 4,673 shares of Heartland Bancshares to my children as follows:

          (i)   949 shares were transferred to Kenneth Rochman;
          (ii)  949 shares were transferred to Jamie Rochman;
          (iii) 949 shares were transferred to Timothy Rochman;
          (iv)  919 shares were transferred to Corie Rochman; and
          (v)   907 shares were transferred to Karrie Ewers.

     (19) On September 19, 1996, I purchased 10,000 shares of Heartland Bancshares.
     (20) On October 31, 1996, I purchased 3,500 shares of Heartland
          Bancshares.
     (21) On November 5, 1996, I purchased 2,000 shares of Heartland
          Bancshares.
     (22) On February 5, 1997, I purchased 4,000 shares of Heartland
          Bancshares.
     (23) On February 12, 1997, I purchased an aggregate of 600 shares of Heartland Bancshares.
     (24) On February 28, 1997, I purchased 800 shares of Heartland
          Bancshares.
     (25) On February 28, 1997, I purchased 4,200 shares of Heartland
          Bancshares.
     (26) On March 31, 1997, I sold 1,400 shares of Heartland Bancshares.
     (27) On March 31, 1997, each of Jamie Rochman and Timothy Rochman transferred 474 shares to me.
     (28) On March 31, 1997, I made a charitable contribution of the 474 shares received from Jamie Rochman to the Boo Rochman Charitable Corporation.
     (29) On March 31, 1997, individuals other than I made a charitable contribution of 1,422 shares to the Boo Rochman Charitable Corporation.
     (30) On April 10, 1997, I made a charitable contribution of the 474 shares received from Timothy Rochman to the Boo Rochman Charitable Corporation.
     (31) On October 2, 1997, the Boo Rochman Charitable Corporation sold 9,000 shares of Heartland Bancshares.

     (32) On ________________, 1998, the Boo Rochman Charitable Corporation sold 940 shares of Heartland Bancshares.

     Certain of the shares acquired by me were purchased using borrowed funds. The lenders were not Heartland Bancshares or Heartland National Bank. The outstanding principal balance of these loans was approximately $459,666 as of February 11, 1998.

     During the past two years, the only transaction that David A. Burns has made in Heartland Bancshares' common stock is the purchase of 5,000 shares of Heartland Bancshares by The Burns Partnership on August 16, 1996. None of the shares were acquired using borrowed funds.

                                OTHER MATTERS

     I am assuming that the only matters to be presented at the upcoming 1998 Annual Meeting will be (i) the election of two directors of Heartland Bancshares, and (ii) the consideration of my shareholder proposal with regard to hiring an investment banking firm for the purpose of making recommendations to the Board of Directors of actions to be taken to enhance shareholder value. If other matters are properly presented at the 1998 Annual Meeting, the BLUE PROXY will grant me authority to vote such proxy in my discretion on such matters. Although I do not expect any such matters to be presented, if they are presented, I intend to vote in accordance with my best judgment on such matters.

     Shareholders are referred to Heartland Bancshares' Proxy Statement relating to the 1998 Annual Meeting of Shareholders that will be sent to all shareholders with respect to information concerning (i) beneficial ownership by management of Heartland Bancshares' securities, (ii) beneficial owners of 5% or more of Heartland Bancshares' securities, (iii) committees of Heartland Bancshares' Board of Directors, (iv) meetings of Heartland Bancshares' Board of Directors and all committees thereof, (v) certain information regarding the existing directors as well as management's nominees to serve as directors of Heartland Bancshares, (vi) compensation and remuneration paid and payable to Heartland Bancshares' directors and management, and (viii) other matters required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the Proxy Statement that will be sent to you by Heartland Bancshares' Board of Directors in connection with the 1998 Annual Meeting of Shareholders.

     The expense of preparing and mailing this Proxy Statement and my other soliciting material, as well as my cost of soliciting proxies, will be borne by me but, if elected, I will seek reimbursement of such costs and expenses from Heartland Bancshares. In addition to the use of the mails, proxies may be solicited by me, or by my employees who will not be specially compensated for such soliciting, through the use of telephone, fax, telegram and personal solicitation. I will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward solicitation material to the beneficial owners of common stock of Heartland Bancshares held by such institutions or persons, and I will reimburse such institutions and persons for their reasonable costs of forwarding such material.

     Shares of common stock of Heartland Bancshares represented by properly executed BLUE PROXIES will be voted in the manner which you direct or, if no specific direction is given, will be voted FOR election of David A. Burns and me to the Board of Directors of Heartland Bancshares, and FOR my proposal with regard to hiring an investment banking firm for the purpose of making recommendations to the Board of Directors regarding actions to be taken to enhance shareholder value. In addition, shares of common stock of Heartland Bancshares represented by properly executed BLUE PROXIES will be voted in my discretion on any other matters that may properly be presented at the 1998 Annual Meeting. I am not aware that any such other matters will be presented at the 1998 Annual Meeting.

     Proxies marked as abstentions, broker non-votes or as withholding authority to vote for David A. Burns or me as a director will be treated as shares present for purposes of determining whether a quorum for the 1998 Annual Meeting is present, but will result in David A. Burns or me receiving fewer votes.

     Once the Board of Directors has established the date, time, place and agenda for the 1998 Annual Meeting and the record date for shareholders of Heartland Bancshares who are eligible to attend and vote at the Annual Meeting, I may send additional information to you regarding the Annual Meeting. If you are not a shareholder of Heartland Bancshares as of the record date for the 1998 Annual Meeting, or if you buy or sell shares of Heartland Bancshares common stock between the date of this Proxy Statement and the record date for the 1998 Annual Meeting, then you may have to complete and sign a new BLUE PROXY.

     THE PROXIES THAT I RECEIVE WILL BE EXERCISED ONLY AT THE UPCOMING 1998 ANNUAL MEETING OF SHAREHOLDERS OF HEARTLAND BANCSHARES AND AT ANY ADJOURNMENT THEREOF. THE PROXIES WILL NOT BE USED FOR ANY OTHER MEETING AND MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED.

     YOUR VOTE IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE VOTE FOR MY ELECTION AS A DIRECTOR OF HEARTLAND BANCSHARES AND FOR MY PROPOSAL BY COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY AS SOON AS POSSIBLE.

     PLEASE DO NOT SIGN AND MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED BLUE PROXY IF YOU WISH TO VOTE IN ACCORDANCE WITH MY RECOMMENDATIONS, INCLUDING ANY PROXY CARD THAT YOU MAY RECEIVE FROM THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES.

     IT IS CRITICAL THAT YOU SIGN YOUR BLUE PROXY EXACTLY AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE OF HEARTLAND BANCSHARES. IF YOU OWN YOUR STOCK JOINTLY, BOTH OWNERS SHOULD SIGN THE BLUE PROXY.

                                  IMPORTANT
                                  ---------

     If your shares of common stock are held in the name of your broker, bank or other nominee, you will need to contact your broker, bank or nominee and give them instructions as to the voting of your stock. Please contact the person responsible for your account and instruct them to execute a BLUE PROXY as soon as possible.

     If you have any questions or need further assistance, please do not hesitate to contact me at (618) 457-4334.


The date of this Proxy Statement is February ___, 1998.

                            *         *         *

                              BARRETT R. ROCHMAN
                                P.O. BOX 3074
                          CARBONDALE, ILLINOIS 62902
                       (618) 457-4334 OR (800) 529-3515


February ___, 1998


Dear Fellow Shareholder:

     Now that several months have passed since Heartland's first Annual Meeting of Shareholders last April, I wanted to write to you and give you my thoughts on the progress of our company in 1997.

     I was greatly disappointed with the financial performance of Heartland during the first nine months of its 1997 fiscal year. On an annualized basis for the first nine months in 1997, Heartland earned less than 0.3% on its total assets and showed a return on shareholders equity of less than 4.50%. I feel these results are unacceptable, and I have been unhappy with Heartland's performance since it became a public company in June, 1996. I have been reliably informed that the standard for our banking industry is a return on total assets of at least 1% annually. Concurrently a return on total equity of between 10% and 15% should also be achieved per year. While I understand that Heartland may need some time to achieve these benchmarks, the bank is nevertheless significantly below these thresholds. (Please compare these numbers with any of the other banks in the area to understand the magnitude of the disparity.)

     On another note, I would like the opportunity to set the record straight on a few matters because I believe Heartland made unfair and untrue statements about my shareholder proposal and about me in 1997. As you probably recall, I suggested a proposal for shareholders to consider at Heartland's Annual Meeting of Shareholders held in April, 1997. The proposal, in essence, recommended that the Board of Directors of Heartland should examine whether a sale of Heartland was feasible and in the best interests of all shareholders and then should report its findings to shareholders. I have enclosed a copy of my exact proposal.

     At no time did I require or call for the Board of Directors to sell Heartla nd, as the Board incorrectly claimed. Further, I never suggested that Heartland should consider hanging out a "For Sale" sign in front of the bank, as the Board also inaccurately claimed. That would be ridiculous and not good for the shareholders of Heartland.

     My proposal was voted upon by shareholders at the Annual Meeting but, unfortunately, was not adopted. However, I received good support for the resolution and am encouraged by the response of shareholders. Nearly 24% of the votes cast at the meeting were voted in favor of my proposal -- and that was without you receiving my proxy materials explaining my proposal or having an opportunity to return your proxy to me. Approximately 21% of the shares represented at the meeting were not voted, and I believe that a large number of shares were not voted at the meeting because of some confusion as to how to vote shares held by in street name by brokers. I also believe that many of those unvoted shares would have been voted in favor of my proposal. Further, if you signed and returned a proxy card to management, then management voted your shares (in addition to the almost 23% of the outstanding shares that the directors and executive officers owned) against my proposal even though you did not give them specific instructions to do so.

     The actual result of the vote on my proposal was as follows:

                                   NO. OF SHARES
                                   -------------
                    FOR:              146,536
                    NOT VOTED:        166,667
                    ABSTAIN:            9,200
                    AGAINST:          464,561

     I also expressed an interest in becoming a director of Heartland but later withdrew my nomination. I was greatly disappointed by the way Heartland portrayed me in communications to you. Heartland made unsubstantiated and untrue claims about me that injured my reputation and questioned my integrity. I was troubled by the fact that Heartland tried to stop me at every turn from exercising the rights which you and I have as shareholders.(1) We have the right to be involved with our company and to run for the Board. I cannot understand why the directors were against having persons other than themselves run for election to the Board and also against having others express an interest in our company.

     I continue to be distressed by the way Heartland's management handled my director candidacy and shareholder proposal and the way they resorted to making false statements about my proposal and about me personally in an effort to convince shareholders to vote their way. I believe their actions impacted the result of the vote on my proposal and consequently contributed to the withdrawal of my director candidacy. Thus, I have reported their inappropriate actions to the Securities and Exchange Commission.

     As you may know, I am the largest shareholder of Heartland outside of the Employee Stock Ownership Plan and am very much interested in the business of Heartland and Heartland National Bank, since the value of my investment, as well as yours, is directly affected by the success of Heartland and Heartland National Bank. I intend to continue to monitor Heartland's performance and to report my findings to you from time to time. Everything I am doing is in an effort to further the best interests of all Heartland shareholders.


-----------------------
(1) Heartland's most recent Form 10-QSB indicates that its legal and professional fees had increased approximately 673% during the nine months ended September 30, 1997 as compared to September 30, 1996 ($202,000 versus $30,000). This increase resulted in part from the legal fees the Heartland spent to fight my shareholder proposal and director candidacy. I suspect that these legal fees probably were a much greater cost to the Company than completing the study that I proposed.

     With your support and involvement, we can make a difference at Heartland Bancshares. If you have any questions or would like to discuss my concerns further, please do not hesitate to call me at (618) 457-4334 or (800) 529-3513.
                                   Sincerely,

                                   /s/ Barrett R. Rochman

                                   Barrett R. Rochman

                                 PROPOSAL OF
                            MR. BARRETT R. ROCHMAN
               PRESENTED AT THE ANNUAL MEETING OF SHAREHOLDERS
                                      OF
                          HEARTLAND BANCSHARES, INC.
                              ON APRIL 24, 1997


     RESOLVED, that the shareholders of Heartland Bancshares recommend that the Board of Directors undertake an appropriate study and engage an investment banker, subsequent to June, 1997, to examine the feasibility of a sale of Heartland Bancshares and to determine whether such a sale is in the best interests of shareholders and further recommend that the Board of Directors prepare a report, at reasonable expense, regarding its study for distribution to shareholders within six months after the 1997 Annual Meeting of Shareholders.